EXHIBIT 14
Consent of Independent Registered Public Accounting Firm
The Supervisory Board
Infineon Technologies AG:
We consent to the incorporation by reference in the registration statements on Form S-8 (No. 333-11670; No. 333-12952; No. 333-13566; No. 333-13856 and No. 333-104935) of Infineon Technologies AG and subsidiaries of our report dated November 15, 2006, with respect to the consolidated balance sheets of Infineon Technologies AG and subsidiaries as of September 30, 2005 and 2006, and the related consolidated statements of operations, shareholders’ equity, and cash flows for each of the years in the three-year period ended September 30, 2006, which report appears in the annual report of Infineon Technologies AG on Form 20-F for the 2006 financial year.
Munich, Germany
November 28, 2006
KPMG Deutsche Treuhand-Gesellschaft
Aktiengesellschaft
Wirtschaftsprüfungsgesellschaft